SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☒	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: BlackRock Preferred Partners LLC (the “Fund”)

3.	Securities and Exchange Commission File No.: 811-22550

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

100 Bellevue Parkway

Wilmington, Delaware 19809

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Elliot J. Gluck, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue, New York, New York 10019

(212) 728-8138

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

BlackRock Advisors, LLC (the “Advisor”)

100 Bellevue Parkway

Wilmington, Delaware 19809

(888) 825-2257

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐	Open-end ☒ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

BlackRock Advisors, LLC

100 Bellevue Parkway

Wilmington, Delaware 19809

BlackRock Financial Management, Inc.

40 East 52nd Street

New York, New York 10022

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

BlackRock Investments, LLC

55 East 52nd Street

New York, New York 10022

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

Not applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐	Yes ☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒    Yes            ☐    No

If Yes, state the date on which the board vote took place: December 1, 2017

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐    Yes            ☒    No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

Member approval was not required because Members were not entitled to vote on the dissolution of the Fund’s existence under Article VI of the Fund’s Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”). Pursuant to the terms and conditions in Article VI of the Fund’s LLC Agreement, the Fund will be dissolved upon the affirmative vote to dissolve the Fund by not less than 80% of the directors (including the majority of the independent directors); or as required by the Delaware Limited Liability Company Act or other applicable law.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒    Yes            ☐    No

(a)	If Yes, list the date(s) on which the fund made those distributions:

The Fund paid liquidating distributions on May 1, 2018, June 1, 2018, August 8, 2018, October 26, 2018 and February 8, 2019. The Fund also made a final liquidating distribution pursuant to the Fund’s Plan of Liquidation on June 6, 2019.

(b)	Were the distributions made on the basis of net assets?

☒    Yes            ☐    No

(c)	Were the distributions made pro rata based on share ownership?

☒    Yes            ☐    No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐    Yes            ☒    No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐    Yes            ☒    No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☐    Yes            ☒    No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

None.

(b)	Describe the relationship of each remaining shareholder to the fund: N/A

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐    Yes            ☒    No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(see question 18 above)

☒    Yes            ☐    No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

The Fund holds (i) a position in an illiquid security, which is valued at $72,636 and (ii) a holdback receivable, which is valued at $20,179.

(b)	Why has the fund retained the remaining assets?

In accordance with Rule 8f-1 under the Investment Company Act of 1940, the Fund has distributed substantially all of its assets to Members and is in the process of winding up its affairs. In connection with the process of winding up its affairs, the Fund is retaining the position in the illiquid security and the holdback receivable each as identified in Question 20(a). Until the time that the illiquid security and holdback receivable can be liquidated/converted to cash, the Advisor will pay the costs of any liabilities of the Fund that come due. At the time that the illiquid security and holdback receivable are liquidated/converted to cash, the Fund will use the proceeds to satisfy certain outstanding liabilities and repay the Advisor for any amounts previously fronted by the Advisor. The Fund does not contemplate that there will be any remaining assets after the payment of all outstanding liabilities. In the event that there are any remaining assets following the payment of such liabilities, the Fund will distribute the remaining assets to former Members on a pro rata basis.

(c)	Will the remaining assets be invested in securities?

☒    Yes            ☐    No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☒    Yes            ☐    No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

The Fund has the following estimated liabilities:

Insurance Expenses	$0
Audit and Tax Fees	$57,245
Printing Fees	$4,107
Legal Fees	$18,491
Administrative Fees	$12,972
Total	$92,815

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

Until the time that the illiquid security and holdback receivable identified in Question 20(a) can be liquidated/converted to cash, the Advisor will pay the costs of any liabilities of the Fund that come due. At the time that the illiquid security and holdback receivable are liquidated/converted to cash, the Fund will use the proceeds to satisfy certain outstanding liabilities and repay the Advisor for any amounts previously fronted by the Advisor. The Fund does not contemplate that there will be any remaining assets after the payment of all outstanding liabilities. In the event that there are any remaining assets following the payment of such liabilities, the Fund will distribute the remaining assets to former Members on a pro rata basis.

IV.   Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $4,000

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately):

Transfer Agent Expenses:             $0

Press Release Expenses:             $0

Accounting/Custodian Fee:        $0

(iv)	Total expenses (sum of lines (i)-(iii) above): $4,000

(b)	How were those expenses allocated?

The expenses were allocated to the Fund.

(c)	Who paid those expenses?

All expenses were paid by the Fund.

(d)	How did the fund pay for unamortized expenses (if any)?

Not applicable

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐    Yes            ☒    No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐    Yes            ☒    No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐    Yes            ☒    No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the merger: 811-

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of BlackRock Preferred Partners LLC, (ii) she is the Secretary of BlackRock Preferred Partners LLC, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

BlackRock Preferred Partners LLC

By:	/s/ Janey Ahn
Janey Ahn
Secretary